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                              October 28, 2020

       Alexander Shulgin
       Chief Executive Officer
       Ozon Holdings Ltd
       Arch. Makariou III, 2-4
       Capital Center, 9th floor
       1065, Nicosia, Cyrprus

                                                        Re: Ozon Holdings Ltd
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on
October 13, 2020
                                                            CIK No. 0001822829

       Dear Mr. Shulgin:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement on Form F-1

       Powerful network effects from superior buyer and seller value propositions, page 6

   1. We note your revisions in the final paragraph of this risk factor. Please revise, where appropriate, to
disclose how your define large retailer, medium-sized merchants, and
                                                        SMEs.
       Scalable business model enabled by third-party partners, page 8

   2. We note your reference to the uberization of your delivery process. Please revise your risk factors to
disclose whether there are legal uncertainties related to your engagement
 Alexander Shulgin
FirstName LastNameAlexander  Shulgin
Ozon Holdings  Ltd
Comapany
October 28,NameOzon
            2020     Holdings Ltd
October
Page 2 28, 2020 Page 2
FirstName LastName
         with self-employed couriers. In this regard, please address whether there are risks to your business if the self-employed couriers are determined by legislative or judicial action to be employees of your company. Revise throughout the registration statement, as necessary.
Risk Factors, page 22

3. We note your risk factor disclosure at pages 33 and 38 and elsewhere in this section about various sanctions imposed on Russia by the United States, EU countries, and Canada.
         Please expand your discussion to provide additional detail about how the sanctions could impact your business, if at all, including whether there is a material risk that your business could specifically be subject to such sanctions and any penalties based on the application of the sanctions. In addition, to the extent there are ambiguities about what activities the sanctions preclude, please explain how such ambiguities may impact your business, including your operations in Crimea, to the extent material.
Our business may be materially adversely affected by the COVID-19 pandemic, page 35

4. Please confirm whether the exemption from mobility restrictions and the 1% internet acquiring fee limit are the only material support provided as a result of being named a systemically important company. In this regard, please revise your disclosure to explain the operation of the 1% internet acquiring fee limit and the benefit you received as a result of its introduction.
One or more of our subsidiaries may be forced into liquidation, page 44

5. We note your response to prior comment 11. Please revise to disclose, if true, that you and your subsidiaries are currently compliant with applicable legal requirements, as noted
         in your supplemental response. Also, with a view toward disclosure, please tell us whether the legislative requirement related to net assets is permanently withdrawn or has simply been suspended for 2020 and may be re-instated next year. Anti-takeover provisions in our organizational documents
Neither Cyprus nor the broader EU law, page 59

6. Your disclosure indicates that holders of your Class A shares may trigger the requirement to make a tender offer if they acquire, together with concert parties, 43% or more of the voting rights in your ordinary shares. Please disclose the percentage that each of the Class
         A holders will own following the offering and explain whether the holders of the Class A shares may combine their holdings to trigger the mandatory tender offer. Please also disclose whether you are authorized to issue additional Class A shares.
ADSs holders may not be entitled to a jury trial, page 63

7. Please revise this risk factor to further describe any questions as to enforceability of the jury waiver provision.
 Alexander Shulgin
Ozon Holdings Ltd
October 28, 2020
Page 3
Management's Discussion and Analysis of Financial Condition, page 76

8. We note your response to prior comment 15. To contextualize your results for the twelve month period ended June 30, 2020, please add disclosure at each reference to explain that the selected period includes the period during which you experienced increased demand for your products and services as a result of the pandemic.
Key Indicators of Operating and Financial Performance, page 81

9. In reference to your response to comment 13, we note that you define GMV to include revenue generated from activities beyond orders of merchandise on your platform, including revenue from services to your buyers and sellers, such as delivery, advertising and other services. Because the title "Gross Merchandise Value" implies the total of value of orders of only merchandise on your platform, we believe you should consider changing, for consistency, either the title or how you define GMV.
Results of Operations, page 84

10. We note your response to comment 14. You disclose that Marketplace commission revenue increased due to an increase in Marketplace GMV and an increase in the effective
         Marketplace commission fee rate (calculated as Marketplace commission revenue as a percentage of Marketplace GMV) to 17.2% for the six months ended June 30, 2020 from
         12.7% for the six months ended June 30, 2019. You also disclose that cost of sales increased due to the increase in volume of your goods sold, partially offset by improved purchasing power and the recovery from a temporary decrease in your prices introduced during the six months ended June 30, 2019 to stimulate our revenue growth.

         As stated in our prior comment, please revise your disclosure on these accounts and others, as applicable, to quantify factors to which changes are attributed. In this regard, please also quantify the effects of changes in both price and volume on revenue and expense categories. With regard to the temporary decrease in your prices in 2019, please explain how this change in sales prices impacts cost of sales, if at all, and tell us why it is not a factor impacting sales of goods results.

         We also continue to believe your disclosures could be made more clear by refocusing the narrative text portion of the disclosure on analysis of the underlying reasons for changes instead of repeating dollar and percent changes included (or that could be included) in tables preceding the narrative text analysis.
Direct Sales, page 121
FirstName LastNameAlexander Shulgin
11. We are unable to locate a discussion of the terms of your agreements with logistics
Comapany   NameOzon
       providers       Holdings
                 and fintech     Ltd as requested in our prior comment 21.
Please revise
                             partners,
Octoberaccordingly.
        28, 2020 Page 3
FirstName LastName
 Alexander Shulgin
FirstName LastNameAlexander  Shulgin
Ozon Holdings  Ltd
Comapany
October 28,NameOzon
            2020     Holdings Ltd
October
Page 4 28, 2020 Page 4
FirstName LastName
Regulation, page 136

12. We note your revisions in response to prior comment 24 and re-issue the comment. Given the prominent disclosure throughout the registration statement about the uncertain legal and regulatory system in Russia, please further revise this section to describe the uncertainties associated with the material regulations discussed in this section. In this regard, we note as examples your risk factor disclosures at page 25 about the uncertain application of laws, regulations and changing enforcement practices in Russia, at page 32 about uncertain intellectual property rights, and at page 40 about the lack of clarity related to decentralization of authority and jurisdiction. We also note your references to underdeveloped or still maturing banking and insurance laws. To the extent that these risks or other risks related to the uncertainty in the Russian landscape are relevant to material regulations, please revise to explain.
Principal Shareholders, page 152

13. We note your response to prior comment 26. While you state that Sistema and Baring
         Vostok Private Equity Funds make independent investment decisions, we continue to note that the parties appear to have identical beneficial ownership interests. With a view toward disclosure, please explain the full nature of the relationship between the two parties.
       You may contact Blaise Rhodes at (202) 551-3774 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      James Scoville